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                             January 26, 2021

       Brandon Bentley
       General Counsel
       InterPrivate Acquisition Corp.
       1350 Avenue of the Americas
       New York, New York 10019

                                                        Re: InterPrivate
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 14,
2021
                                                            File No. 333-251106

       Dear Mr. Bentley:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-4 filed January 14, 2021

       Subscription Agreements, page 24

   1. We note the disclosure that the December 2020 PIPE investors agreed to vote all their shares in favor of the
Business Combination and waive their rights to conversion of those shares. Please tell us
how the issuance of these shares and related agreement to vote is consistent with the
statements in the Form S-1 relating to your initial public offering and governing documents
that you would not issue shares prior to a business combination that would be able to vote
on such transaction.
       PROPOSAL NO. 2     THE CHARTER AMENDMENT PROPOSAL, page 145

   2. Please revise to reflect the amendment being made to your exclusive forum provision.
 Brandon Bentley
InterPrivate Acquisition Corp.
January 26, 2021
Page 2
Legal Proceedings, page 230

3. Please revise to clarify the factual basis alleged to underlie the proceeding referenced in your added disclosure. For example, clarify the nature of the misleading and incomplete information alleged to have been disseminated.
Revenue Recognition
Nature of Products and Services and Revenue Recognition, page F-41

4. We note from your response to the second bullet of prior comment 19 that arrangements with engineering and development services include a single performance obligation to provide engineering and support services. Your revenue policy disclosure on page F-42 indicates that custom products that require engineering and development based on customer requirements are recognized over time. Please clarify your response to indicate if the performance obligation in these arrangements includes the off-the-shelf prototype or if the prototype is sold to the customer in a separate arrangement. If the prototype is sold in a separate arrangement and recognized at a point in time, provide us with your consideration of whether the product and services contracts should be combined pursuant to ASC 606-10-25-9.
        You may contact Charles Eastman at (202) 551-3794 or Melissa Raminpour at (202) 551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                            Sincerely,
FirstName LastNameBrandon Bentley
                                                            Division of
Corporation Finance
Comapany NameInterPrivate Acquisition Corp.
                                                            Office of
Manufacturing
January 26, 2021 Page 2
cc:       Alan I. Annex
FirstName LastName